UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   PubliGroupe USA Holding, Inc.

   260 Fifth Avenue
   4th Floor
   New York, NY  10001
   USA
2. Issuer Name and Ticker or Trading Symbol
   24/7 Real Media, Inc.
   TFSM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   13-3604876
4. Statement for Month/Year
   12/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $0.01|10/30/|3(1)|7,745,518(2)      |A  |(1)        |7,745,518(2)       |D     |                           |
 per share                   |01    |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Received in exchange for 34,456.8 shares of common stock (after giving effect to a 1 for 2,000 reverse stock split effected on October 30, 2001), 6,255,370 shares of preferred stock of Real Media, Inc. and loans to
24/7 Real Media, Inc. totaling $7.5 million in connection with merger of Real Media, Inc. into Continuum Holding Corp.
(the "Merger"). On the effective date of the Merger, the closing price of 24/7 Real Media's common stock was
$0.23 per
share.
(2) These securities are owned by PubliGroupe USA Holding, Inc. PubliGroupe USA Holding, Inc. is a
wholly-owned subsidiary of PubliGroupe
S.A.
Joint Filer
Information
Name:  PublicGroupe
S.A.
Address:  Avenue des Toises  12,  CH-1002,
                 Lausanne,
Switzerland
Designated Filer:  PubliGroupe USA Holding,
Inc.
Issuer and Ticker Symbol:  24/7 Real Media, Inc.
(TFSM)
Date of Event Requiring Statement:
10/30/01
Signature of Representatives for PubliGroupe USA Holdings,
Inc.
/s/ Michael Sultan
 /s/ Nicolas Bauman
____________________________
______________________________
Michael Sultan
Nicolas Baumann
Secretary, Treasurer
Director
Signature of Representatives for PubliGroupe S.A.
/s/ Jean-Denis Briod
/s/ Joseph Spofia
____________________________
______________________________
Jean-Denis Briod
Joseph Spofia
Secretary-General
Deputy Director
SIGNATURE OF REPORTING PERSON
/s/ Michael Sultan, Secretary-Treasurer
DATE
July       , 2002